Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

CIBT Education Group Inc. (the "Company") Suite 1200, 777 West Broadway Vancouver, BC, V5Z 4J7

Item 2. Date of Material Change

February 15, 2012

Item 3. News Release

A news release dated February 15, 2012 was disseminated through CNW Newswire.

Item 4. Summary of Material Change

The Company has received approval from the Toronto Stock Exchange (the “Exchange”) to commence a normal course issuer bid (“NCIB”) to purchase up to 725,000 of its common shares, representing approximately 1% of the 71,571,844 common shares which are issued and outstanding as at February 10, 2012, to a maximum aggregate acquisition cost of approximately $1,000,000.

Item 5.1 Full Description of Material Change

The Company has received approval from the Exchange to commence a NCIB to purchase up to 725,000 of its common shares, representing approximately 1% of the 71,571,844 common shares which are issued and outstanding as at February 10, 2012, to a maximum aggregate acquisition cost of approximately $1,000,000. The NCIB is being implemented because management believes that purchases under the NCIB constitute a desirable use of its funds on the basis that recent market prices of the common shares do not, and at certain times during the course of the NCIB may not, fully reflect the value of the Company’s business and future business prospects.

The Company may buy back common shares anytime during the 12-month period beginning on February 21, 2012 and ending on February 20, 2013 or on such earlier date as the Company may complete its purchases pursuant to the NCIB, or provide notice of termination. Share purchases under the NCIB will be conducted through the facilities of the Exchange and other Canadian marketplaces/alternative trading systems. The actual number of shares purchased, and the timing of any such purchases, will be determined by the Company, in accordance with the rules of the Exchange. Any common shares purchased under the NCIB will be held for re-sale at a price and time to be determined by the Company.

Subject to prescribed exceptions, the Company may purchase up to 2,838 common shares per day, representing 25% of the average daily trading volume of 11,350 common shares during the six months ending on January 31, 2012. The exceptions to this limitation include block trade purchases of (1) shares having a purchase price of at least $200,000, (2) at least 5,000 shares having a purchase price of at least $50,000, or (3) at least 10,000 shares.

During the last 12 months, the Company has purchased 377,500 of its common shares through a normal course issuer bid at a weighted average price per share of $0.286.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Toby Chu, chief executive officer Telephone: 604 871 9909 ext. 308

Item 9. Date of Report

  February 15, 2012